No. 12/07

IAMGOLD LAUNCHES IAMRESPONSIBLE

Toronto, Ontario, May 3rd, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the launch of IAMRESPONSIBLE - a key set of Health, Safety and Sustainability policies to be implemented in every aspect of IAMGOLD’s business. These new policies set out clearly, and in simple terms, guiding principles that demonstrate the importance IAMGOLD attaches to Health, Safety and Sustainability. IAMRESPONSIBLE embodies the personal commitment of the Company’s employees to maintaining and implementing these principles.

“Health, safety and sustainability performance is one of the key pillars of our business. Stakeholders expect our workforce to be injury free and that we make a tangible contribution to sustainable environmental, social and economic development in the countries in which we operate,” stated Joseph Conway, President & CEO, “These policies provide clarity, internally and externally, on the principles and standards that will be upheld throughout the organization. We expect to set an industry example and be among the leaders in this regard.”

To view the new policies, go to: www.iamgold.com/social.php

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.